
ORIGINAL
RASA™
Fill Your Well
0 mg Caffeine
NO-CAF
30
SERVINGS
Adaptogenic
COFFEE ALTERNATIVE
Calm Energy
NET WT. 8 OZ (226g)
USDA
ORGANIC
WHOLE
30
approved

Superfunctional™ Coffee Alternatives

Hi! 👋 I'm Lopa.

An agonizingly stressful year and the birth of my first child led me in search of a way to energize without the jitters, crash, & burnout of coffee. (And it had to be delicious, because duh.)





What started with me elbow-deep blending herbs in my kitchen

...became a $2m business operating out of my garage...

...and now is $5M and scaling (also no longer in my garage)

Bootstrapped*
In 3 years.

*Investopedia: "Bootstrapping is building a company from the ground up with nothing but personal savings, and with luck, the cash coming in from the first sales...Bootstrapping has its origin in the early 19th century with the expression 'pulling up by one's own bootstraps.'...[implying] an obviously impossible feat."

Hi, I'm Ben

Chief Herbalist & one of 4 herbalists on our team. I've loved adaptogens since way before they were cool, & made them the focus of my MSc in Clinical Herbalism. I geek out on the science & have read >100 research papers in the course of formulating Rasa blends 🤓.

It's my mission to get adaptogens to the people, and Rasa is truly the perfect way. I've carefully blended science-backed herbal actions, traditional wisdom, & delicious, rich, roasty flavors to bring Rasa magic to your day.



Ben LeVine
Herb Nerd & Walking Adaptogens Encyclopedia

We took a look at this cup & kept imagining how much better it would be if it was still delicious & energizing...but full of adaptogens instead of caffeine: *no crash, no anxiety, no scattered focus.*



Instead, **we invented the world's first functional coffee alternative. Nourishing energy, grounded moods, relaxed focus, caffeine-free.**

We create highly effective products our customers adore, making it easy to replace a coffee with a new ritual that supports Energy Intelligence™.

How? The Power of Adaptogens

Adapto-*whats?*

Adaptogens are extremely resilient herbs that live in harsh conditions all over the world, thriving in stressful environments.



These badass herbs help regulate cortisol, saving our energy for when we need it.

They must meet 4 criteria...



1. **NONTOXIC:** Be safe in normal therapeutic doses
2. **NONSPECIFIC:** Help your body holistically resist a wide variety of stressors
3. **NORMALIZING:** Have a balancing effect on overall body function & maintain homeostasis
4. **NEUROENDOCRINE:** Act through the body's main stress systems (HPA or SAS)

Introducing the 12 herbs of our signature Original blend:

—ADAPTOGENS—



Ashwagandha
Calm



Rhodiola
Focus



Shatavari
Nourishment



Eleuthero
Energy



He Shou Wu
Beauty



Codonopsis
Revitalization

DIGEST & DETOX™ (Our Roasty Base)



Roasted Chicory
Digestion



Roasted Dandelion
Detoxification



Roasted Burdock
Lymph & Skin



Ceylon Cinnamon
Circulation

FUNCTIONAL MUSHROOMS

AN ADAPTOGEN TOO!



Reishi
Resilience



Chaga
Immune Support

Why are adaptogens such a big freakin' deal? Well, for starters the scientists say...

The difference between stimulants (most commonly caffeine) and adaptogens

Situation	Stimulants	Adaptogens
Stress protective (neuro, hepato, cardio protective)	No	High
Recovery process after exhaustive physical load	Low	High
Energy depletion	Yes	No
Quality of arousal	Poor	Good
Addiction potential	Yes	No
Side effects	Yes	Rare
DNA/proteins synthesis	Decreased	Increased
Neuropeptide Y mediated activation of stress-response protein Hsp70	N/A	Increased
Performance in stress	N/A	Increased
Survival in stress	N/A	Increased

PHYTOMED

Adapted from Panossian, A., & Wikman, G. (2010). Effects of Adaptogens on the Central Nervous System and the Molecular Mechanisms Associated with Their Stress-Protective Activity. *Pharmaceuticals (Basel, Switzerland)*, *3*(1), 188–224. https://doi.org/10.3390/ph3010188

Turns out we aren't the only ones worried about too much caffeine.

Google Trends 1 year moving average.


Too much caffeine 242%
Coffee anxiety 341%
Coffee alternative 278%
2010
2021

Besides a veritable crapton of hard work,

We've had nearly triple-digit YoY growth because

we've taken 4 major trends and rolled them into one, to take on the behemoth global coffee market.

With your support we are confident we can continue this growth.


Adaptogens
$4B market growing at 8%*
Functional Beverages
$121B market growing at 8%****
RASA
Functional Mushrooms
$25B market growing at 8%**
Coffee Alternatives
We think it's growing fast and we're not going to pay $5k to buy a report just to put numbers here.***

*Research And Markets Global Adaptogens Market - Forecasts from 2020 to 2025
**Mordor Intelligence: Functional Mushroom Market - Growth, Trends, COVID-19 Impact, and Forecasts (2021 - 2026)
***We're a bootstrapped business and we make sure every $ counts.
****Research and Markets: Functional Beverages Global Market Report 2021: COVID 19 Growth And Change to 2030

Google Trends 1-year moving average.


Healthy drinks 213%
Adaptogens 1112%
Coffee alternative 264%
Chaga 296%
2010
2021

We pride ourselves on the quality of our products & the level of adaptogenic support (and efficacy) we are able to offer our customers

	Milligrams of adaptogens & mushrooms	Price per serving
RASA BOLD Audacious ENERGY TONIC NET WT. 8 OZ (226g)	**11,775 mg per serving**	**$1.60/serving**
	2,000 mg per serving	$2/serving
	Not shared*	$2/serving

Many brands ‘**fairy dust**’ adaptogens, never sharing the strength and quantity of their extracts, or even worse “adaptogen wash” non-adaptogens such as turmeric or lion’s mane.

Speaking of quality...

Our supply chain is EPIC, especially for a business our size.

We source over 48 botanicals from 15 countries.



OUR PRINCIPLES

1. Sustainable Ecosystems: We push ourselves & our industry to protect wild plants & the cultures they come from.

2. Beyond Organic: We're fanatical about organic & are building a supply network around Organic, Fair Trade, & soon, Fair Wild.

3. Direct Trade: In the long run, building relationships always beats lowest-price buying. We support our supply partners, they support us, & we grow together.

4. The Potent 4: 1. Testing. 2. Tasting (*every* batch!). 3. Research. 4. Geoauthenticity (sourcing herbs from their native habitats) work together to ensure herbal integrity & optimal potency.











Impact Driven: Our Current Projects

Providing support to nascent Canadian rhodiola cultivation. Educating consumers & industry about the untenable sustainability of wild-harvesting.

Jordan's largest date-seed supplier is getting organic certification due to our encouragement & financial support.

Spearheading a multi-company, multi-year effort to Fair Wild-certify eleuthero root to **protect wild populations.**

Certified Compostable packaging launching early 2022.

& much more to come as we grow!

there is a lot that sets us apart

SuperFunctional
2000-10,000 mg adaptogens PER CUP. No ingredient "fairy dusting" here!

Herbal Integrity
Clinical Herbalist-formulated. No "adaptogen-washing." Beyond trend: backed by science & tradition.

Sustainable Supply Chain
48 herbs from 15 countries = hard to copy. Buying direct from farmers = better prices & better ethics.

Radical Transparency
We share behind the scenes in a way that garners brand loyalty, & much more coming soon!

World-Class Customer Care
We believe love can exist in business & our customer care brings that love to life.

Price
$.93-$1.60/serving. Similar products are $2+, with less functionality & fewer adaptogens per cup.

And the people, they have spoken:

4.7⭐

Average review

"Life changing"

Our most valued praise

50%

Gross margin after shipping

>100K

customers

>9M

cups served

$10M

cumulative revenue

And, it's an ideal format for a high-value subscription business:

50%
Subscriber share of first orders

70%
Recurring revenue YTD

3
LTV/CAC

$140
4-month subscriber value

75%
4-month subscriber retention rate*

Our customers even write us poems 'n' stuff.

★★★★★

My Lifeblood. My Essence. The Wind Beneath My Wings.

My husband looked up at me the morning I gleefully restocked my big ole bag of drinkable patience in the pantry and said, "I'm just glad you found Rasa." And you know what? So am I, babe. So am I. Plus it smells like chocolate chip cookies.

★★★★★

An obsession, not an addiction

I crave Cacao Rasa the way I crave a walk in the woods. It nourishes and revives me, and makes me feel more connected to myself and the universe. Is that even possible?? Mmm, that's what adaptogens do I guess. I don't need to understand it; I just love it. Show Less

AW **Aurora W.**

This Is Just To Say

APOLOGIES TO WILLIAM CARLOS WILLIAMS

That my Rasa
arrived
just in time
this morning

when I
had just run out
it's my
favorite lift

Forgive me
it's so delicious
with oat
milk, served cold

G **Guy H.** *Verified Buyer* 04/02/20

★★★★★

You, and your adaptogenic teas,

You, and your adaptogenic teas, which I delight in every day, are my Rasa d' etre,
The way y'all inform and entertain is also a source of delight.

I feel nourished and cared for body, mind and soul.
Thank you for being in my life.❤️



Michael [redacted]
Brilliant stuff. Brilliant soul. I'm in this for good. I'm waiting for my Bold.

(Was that a haiku?) no no it wasn't but it felt like one. It's already poetry for my soul.

1m Like Reply Message

The best way to diligence Rasa is to look at our reviews. Here is a full export of all our reviews (the good, the bad, everything):

Ok, one more slide of reviews, because this is what we live for.

★★★★★

Right on time!

It was 10pm...I yawned and smiled as I padded my way to the kitchen. Time for Rasa Calm. My hands intuitively went to work- rinsing my French press, grabbing the Calm, opening the almond milk, finding my mug. But something wasn't right...after one scoop, my beloved Rasa Calm bag...was...empty. My heart raced...mind blanked...quick order more. As I fumbled to pull up the website, my email alerts. Bing bing. I check it..."It's a good day, because your subscription for Rasa is comin' atcha SOON!" A solitary tear rolls down my cheek...I exhale. A new bag of Calm was headed my way...all was right with the world again. Selah. Show Less


RASA

Tasha [redacted]
Wendy I tell you what! I love rasa soooo much that if you PayPal me $1 I'll mail you out a single cup. Just because I love what this company has created that much. ☕💞🙏

2w Love Reply ❤️1

★★★★★

Who Needs Coffee?

My name is Heather, and I'm a former coffee addict. Now, I love to get down and Dirty at least twice a day. This stuff works better than coffee, and it's nice to my tummy. I love the earthy flavor! I need Rasa in my life these days. So grateful for the subscription option-the price is great, and I just open my mailbox to find my bundle of energetic joy waiting for me. PS-Veronica is the Queen of customer care. Love you, ladies! Show Less

Hi, I just wanted to pop in to tell you that I am 34 years old (have been having sex for 19 years) and had my very first orgasm during sex a few nights ago, right after finishing my bag of your Spicy Rose Cacao. I don't know if that is the reason but thank you if it was ❤️ you're more than welcome to use this testimonial but please do so anonymously if you do choose.

If you can read all of our reviews and not tear up at least a little bit, we'll send you a free bag of Rasa.

Our customers aren't only ones who think we're a big deal. 🎉

Forbes OZY heavy. New York DAILY BEAST

yahoo!life LIVESTRONG THE/THIRTY

Major grocery chains come to *us*,
instead of the other way around:

WHOLE FOODS MARKET

SPROUTS FARMERS MARKET

The Opportunity

My, what a big TAM you have...



$465B

global coffee market*

600M

cups of coffee drank *per day*

RASA

~$1

per cup

- healthier, more stable energy
- no jitters or crash
- doesn’t F with your sleep
- supports healthy moods
- supports healthy digestion
- filled with adaptogens

TAM = Total Addressable Market

**Research and Markets "Global Coffee Market (Value, Volume) - Analysis by Coffee Beans, Distribution Channel, by Region, by Country (2021 Edition): Market Insights, Covid-19 Impact, Competition and Forecast (2021-2026)"*

We’ll take 0.1%, please.

🤑 $465M 🤑

(truth be told, we want 1%)


ORIGINAL
RASA

Similar category disruptors have received massive valuations:

Hu

$330M exit

rumored ~11x revenues

THE ORIGINAL OATLY!

$13B

IPO at ~27x revenues

66% growth in Q1
Negative (23%) net margin

LAIRD SUPERFOOD

$184M

IPO at 10x revenues

35% growth in Q1
Negative (72%) net margin

vs.

RASA

$25M

*~5x run-rate revenues**

*93% growth with a positive 3% margin for Q1 2021**

**(not audited)*

Everything up to now has been laying the foundation for explosive long-term growth. 💥🚀📈

2021

Channel Expansion

- ***Scaling Adspend*** *with funding*
- ***Subscription Optimization:*** *low-hanging fruit on acquisition, retention, upselling*
- ***Customer Care & Retention:*** *turning high-touch customer care into sales & retention channel*
- ***Digital Channel Expansion****: more SKUs to Amazon, influencer marketing, TikTok, PR, major online wholesale clients TBA*
- ***Offline Channel Expansion:*** *build B2B sales team targeting health practitioners & specialty retailers*

Product expansion

- *Créme de la Creamer launch! (Permanent)*
- *Golden Rasa (Long-tail Limited Edition)*
- *Peppermint Cacao Rasa (Ultra-limited Release)*

2022

Channel expansion

- ***Rebrand*** *for greater mass appeal*
- *Continue full-fledged crowdfunding*
- *Expand specialty retail rollout*
- ***Food Service:*** *expansion into coffee shops, offices, spas*

Product expansion

- *Instant Rasa*
- *Sweetener*
- ***Product Innovation****: creamer blends, instant blends, seasonal blends, and more*
- *Ultimate French Press crowd funding and launch. We have many opinions about French presses* 😛

2023 & Beyond

Channel expansion:

- ***National Grocery Rollout*** *- we've already been asked by major grocers to sell through them and we will do it once our brand is more established, and using the data we have from our online business*
- ***International Rollout*** *- we have proven traction in various overseas markets*

Product expansion:

- ***Format Innovation*** *- single pour-overs, K-cups...*
- ***New Concepts*** *- we have many ideas about where our brand can expand, and we have powerful R&D and supply chain capability*

The kicker: crowdfunding as an integral part of the business model.

Get ready for a bunch of text! Trust us, it's worth it.



This just in!

New crowdfunding rules enable building a CPG business in a new way: with customers both owning & buying from a brand they love, making a virtuous circle of shared benefits between brand & customer. ***When the brand wins, the customer wins.*** *We like this.*

*Contrast this to the VC model: extractive short-term gains with potentially destructive consequences...****it's the coffee of money.*** 😬

Community ownership is the kind of capitalism we can get behind. ***Our transparent & heartfelt brand + our customer love makes us perfectly suited for this.***

Leading crowdfunding platform WeFunder is working closely with us, modifying their standard processes
in hopes we can be a poster child for a new era of crowdfunding.


Customer Investors
The Rasa Brand

Fundamentally organizing the business around crowdfunding, crowdsourcing, & radical transparency will be a game-changing move for us. And mark our words, we are charting new territory in consumer products.

The kicker's kicker:

Your investment in Rasa can be exempt from capital gains under the Small Business Stock Gains Exclusion, IRS code Section 1202.



Boom.

**1202 treatment is subject to certain requirements being met. For example, an investor must hold their shares for a period of 5 years. Investors should consult their own tax counsel.*


Who do we think we are?
(To make this happen?)

Our founders.





Lopa Founder & CEO

- Co-founder in 2 sustainable energy startups (1 exit)
- Former Senior Advisor @ Richard Branson's Carbon War Room
- TEDxBerkeley speaker at 28
- Martial artist who can straight-kick above her head
- Built Rasa while attachment-parenting 2 young boys

Ben Co-Founder & Chief Herbalist

- Sourced 10M lbs of botanicals per year as Sr. Buyer for Celestial Seasonings
- Clinical Herbalist (including MSc from Maryland University of Integrative Health)
- Faculty at Colorado School of Clinical Herbalism (classes: adaptogens & international herb trade)
- Literally talks to plants

We are a mission-driven team.



Ben *Lovejoy*
Brand Director
Former agency founder
& ECD @ Gaia



Leah *Gidwani*
Operations Director,
Former Senior eCommerce
Manager at NBCUniversal



Veronica *Ferreira*
Customer Relations Manager,
Former Trainer @ Gillette



Erik *Sirnes*
General Manager,
Former Director of Supply Chain
@ Charlotte's Web



Stephan *van der Mersch*
Advisor (Finance & Strategy)
Senior Analyst @ Ruane, Cunniff, formerly on
board of 9-digit e-comm company

Our team diversity is #goals.

(Particularly for Boulder!)



47% women

50% of leadership



33% LGBTQIA+

33% of leadership



27% BIPOC

17% of leadership

And, we're a woman-owned business.

**As of August 2021.*

GAAP Financials

	2019	2020	Unaudited First Half of 2021**
Revenue	$1.9M	$3.5M	$2.5M
Net Profit*	($482K)	$22K	($94K)

*Note that FASB's Statement of position 93-7 Reporting on Advertising Costs requires that we capitalize our direct-to-consumer advertising spending.
**Unaudited, pro-forma

The Exits.

(aka "How the heck am I going to get my money back?")

IDEAL: Our Exit Vision
(Is Not The Uzhe)

- We envision multiple partial exits to mission-aligned stakeholders:
    1. **E2C (Exit to Community)** - a new exit model we are exploring in earnest
    2. **Exit to ESOP** (Employee Stock Ownership Program) - starting our path to employee ownership
    3. **Mission-Aligned Growth Equity Partner** &/or mission-aligned foundation

LIKELY: Buybacks & Dividends
(Because everybody likes money.)

- Our operating leverage gives us the potential to become highly profitable in a way that supports buybacks & potentially substantial dividends.

POSSIBLE: Acquisition
(Everything has a price, y'all.)

- If the right partner approaches us for a sale at an attractive valuation, you bet your ass we'll consider it. 👍



“Coffee is a finite game—

extractive energy that borrows from tomorrow to fuel today.

Rasa—both as a product & as a business—is an infinite game: Replenishing. Regenerative. Sustainable.

We’re so excited for you to come play with us.”

- Lopa van der Mersch


100% SUSTAINABLE*
ORIGINAL
RASA™
Energy in Harmony
30 SERVINGS
ADAPTOGENIC
Coffee Alternative
Daily Gentle Energy
0 mg Caffeine NO CAF
NET WT. 8 OZ (226g)
USDA
DIRTY
RASA™
Energy in Harmony
ADAPTOGENIC
Coffee Blend
Daily Lively Energy
35 mg Caffeine LIGHT CAF
CACAO
RASA™
Energy in Harmony
ADAPTOGENIC
Cacao Brew
Daily Happy Energy
5 mg Caffeine BARELY CAF